STRICTLY CONFIDENTIAL

March 25th, 2022

Board of Directors

Industrias Bachoco, S.A.B. de C.V.

Av. Tecnológico 401 Col. Industrial

Celaya, Guanajuato. México

38010

Francisco Javier Robinson Bours Castelo

Chairman of the Board

Daniel Alberto Salazar Ferrer

Secretary of the Board

Re: Tender Offer for Bachoco’s Shares

Ladies and Gentlemen,

We, as a group of existing shareholders of Industrias Bachoco, S.A.B. de C.V. ("Bachoco"), representing, together with affiliates, approximately 73% of the total outstanding shares of Bachoco and members of the Robinson Bours Family, hereby convey our intention to initiate, or that a vehicle controlled by us initiates, the process to launch a voluntary tender offer for up to all the outstanding shares of Bachoco, including shares represented by American Depositary Receipts (ADRs), which are not owned directly or indirectly by us or our affiliates, representing up to approximately 27% of the outstanding capital of Bachoco in the terms described below.

We expect the tender offer to take place concurrently in Mexico and the United States of America, at a purchase price of $81.66 Mexican pesos per share. This price represents a premium of 20% relative to the average price of Bachoco shares over the last 30 trading days on the Bolsa Mexicana de Valores, S.A.B. de C.V. The tender offer will be subject to various corporate and regulatory requirements, including registration before the Mexican Securities, Exchange Commission, filing with the US Securities and Exchange Commission and the authorization of the Board of Directors of Bachoco.

Subsequent to the closing of the tender offer, we intend to delist the outstanding shares of Bachoco from the Bolsa Mexicana de Valores, S.A.B. de C.V. and the New York Stock Exchange, and to deregister the shares under the US Securities Exchange Act of 1934, as amended.

In due course, we expect to submit the appropriate documents to the relevant securities authorities describing all the terms and conditions of the voluntary tender offer mentioned herein.

We kindly request that Bachoco discloses to the public, as soon as practicable, the intention mentioned above and that, until such disclosure occurs, you treat this letter and its contents with the utmost confidence.

Additionally, we kindly request, in terms of article nine of Bachoco's bylaws, authorization from the Board of Directors to acquire up to all the outstanding shares of Bachoco, through the tender offer mentioned herein. We acknowledge that this authorization is independent from the Board’s opinion on the price of the tender offer, which we assume the Board shall provide in due course. Thus, we would not consider this authorization as an implied favorable opinion regarding the merits of the tender offer or its price.

Please note that this Letter is only a statement of our present intention with respect to the transactions contemplated hereby, and it is not intended to be a binding commitment or agreement or to impose any legal obligations on the parties.

Let us know if you need any additional information on our part.

Sincerely,

Edificio del Noroeste, S.A. de C.V.

__________________________________

Gustavo Rodriguez Aradillas

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